                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                              Decora Industries, Inc.
-------------------------------------------------------------------------------
                                 (Name of Issuer)

                           Common Stock, $0.01 Par Value
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                     243593100
-------------------------------------------------------------------------------
                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
-------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 December 21, 1995
-------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
CUSIP NO. 243593100
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Robert W. Johnson IV
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF,SC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                3,163,678
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               50,000
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               3,163,678
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 50,000
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,213,678
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

CUSIP No. 243593100

This Amendment No. 1 to Schedule 13D is filed on behalf of Robert W. Johnson IV ("Johnson") for the purpose of reporting that (1) he has entered into an Amended and Restated Note and Warrant Purchase Agreement, executed December 21, 1995 and effective as of November 3, 1995 (the "Amended Agreement"), with Decora Industries, Inc., a Delaware corporation (the "Issuer"), and (2) in connection with the Amended Agreement, he acquired 782,089 shares of the Issuer's common stock, par value $0.01 per share (the "Common Stock"). Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the Schedule 13D filed by Johnson on November 6, 1992 (the "Johnson Schedule 13D").

Item 2.  Identity and Background

     Item 2 is amended and supplemented as follows:

     (b) Johnson's business address is The Johnson Co., Inc., 630 Fifth Avenue, Suite 1510, New York, New York 10111.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is amended and supplemented as follows:

     Pursuant to the terms of the Amended Agreement, Johnson and the Issuer amended and restated the Issuer's convertible, negotiable promissory note, dated November 3, 1992 (the "Note"), payable to Johnson in the principal amount of $1,500,000. The maturity date of the Note was extended to May 3, 1998. Johnson received from the Issuer 472,689 shares of Common Stock as prepaid interest on the Note and 309,400 shares of Common Stock as consideration for entering into the Amended Agreement. If the Note is converted into Common Stock or prepaid in full prior to May 4, 1997, the Issuer is entitled to offset $180,000 from the Note balance, which amount is equal to the prepaid interest
from May 4, 1997 to May 3, 1998.    Otherwise, the terms of the Note are as set
forth in the Johnson Schedule 13D.

     In addition, in connection with the Amended Agreement, the expiration date of the Series A and Series B Warrants was extended to November 3, 2000, and Johnson received from the Issuer a warrant (the "Series C Warrant") to purchase 1,700,000 shares of Common Stock for $0.78 per share. The Series C Warrant expires on November 3, 2000.

     The Series C Warrant is only exercisable if at any time the Note is paid in full or if the Note has not been paid in full by May 3, 1998. The Series C Warrant can not be exercised if the Note is converted into Common Stock. The terms of the Series C Warrant are otherwise substantially identical to the terms of the Series A and Series B Warrants, which terms are set forth in the Johnson Schedule 13D.

CUSIP No. 243593100

Item 4.  Purpose of Transaction

     Item 4 is amended and supplemented as follows:

     For as long as the Note remains outstanding, Johnson has the right, pursuant to the terms of the Amended Agreement, to require that the Issuer nominate him (or his nominee) to be elected to the Issuer's Board of Directors. Johnson has no present plan to exercise this right.

Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by the Issuer, there are 32,111,842 shares of Common Stock outstanding. Johnson beneficially owns 3,213,678 shares of Common Stock (approximately 9.4% of the sum of the 32,111,842 outstanding shares, the 472,689 shares of Common Stock received by Johnson as prepaid interest on the Note, the 309,400 shares of Common Stock received by Johnson as consideration for entering into the Amended Agreement, and the 1,207,353 shares of Common Stock that may be received by Johnson upon conversion of the Note and exercise of the Series A and Series B Warrants). Of the shares beneficially owned by Johnson, 2,006,325 are in the form of Common Stock, 882,353 are issuable to Johnson upon exercise of the Note, 225,000 are issuable to Johnson upon conversion of the Series A Warrant, and 100,000 are issuable to Johnson upon exercise of the Series B Warrant.

     The 1,700,000 shares issuable to Johnson upon exercise of the Series C Warrant are not included in the calculation of Johnson's beneficial ownership of shares of Common Stock because under Rule 13d-3(d)(1)(i) the Series C Warrant is not exercisable within 60 days.

          Johnson disclaims beneficial interest in (i) 50,000 of the shares of Common Stock that are held by a trust for which he is a trustee, and (ii) 135,000 shares of Common Stock that are held by trusts established by Johnson for his children and for which he is the trustee.

     (b) Johnson has sole voting and dispositive power regarding 3,163,678 shares of Common Stock.

     (c) The transactions pursuant to which Johnson acquired Common Stock described in Item 3 hereof and the Series C Warrant are the only transactions by Johnson in the Common Stock that were affected during the past 60 days.

Item 7.  Material to be Filed as Exhibits

     Exhibit 7.2 hereto contains the Amended Agreement.  Sections 5.03, 5.04,
5.05 and 5.06 of the Amended Agreement are the provisions regarding Johnson's right to require that the Issuer nominate him (or his nominee) to be elected to the Issuer's Board of Directors, as is more fully described in Item 4 herein and in the Johnson Schedule 13D.

CUSIP No. 243593100

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




Dated: December 28, 1995                /s/Robert W. Johnson IV
                                        -----------------------
                                           Robert W. Johnson IV

CUSIP No. 243593100

                                   EXHIBIT INDEX

     Exhibit 7.2 -- Amended and Restated Note and Warrant Purchase Agreement.